UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-40103
CUSIP NUMBER: 02157E114
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION
AlTi Global, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

22 Vanderbilt Avenue, 27th Floor
Address of Principal Executive Office (Street and Number)
New York, New York 10017
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

AlTi Global, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Q3 Form 10-Q”) within the prescribed time period without unreasonable effort or expense. Due to the deconsolidation of the Company’s discontinued operations in connection with the international real estate business segment, the Company required additional time to complete its review of financial results for the quarter ended September 30, 2025 and complete the financial statements and accompanying notes to be included in the Q3 Form 10-Q. The Company intends to file the Q3 Form 10-Q immediately following the filing of this Form 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael W. Harrington	(212)	396-5900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 12, 2025, the Company filed a Current Report on Form 8-K that included an investor presentation with information concerning the Company’s third quarter results of operations as Exhibit 99.1 thereto (the “Investor Presentation”). Slides 30 and 31 of the Investor Presentation containing the
Company’s consolidated balance sheet and consolidated income statement are hereby incorporated by reference herein. For the avoidance of doubt, no other information contained in the Investor Presentation other than slides 30 and 31 shall be deemed incorporated by reference herein.

AlTi Global, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	By:	/s/ Michael W. Harrington
Michael W. Harrington, Chief Financial Officer